SUB-ADVISORY AGREEMENT
SCHEDULE A

SERIES OF NEUBERGER BERMAN ALTERNATIVE FUNDS

The Series of Neuberger Berman Alternative Funds currently subject to this Agreement are as follows:

Neuberger Berman Long Short Fund
Neuberger Berman Flexible Select Fund

Date: May 13, 2013